                                                                    EXHIBIT 2.1



                             DATED JANUARY 13, 1997


                                    BETWEEN:


                             MAERSK OLIE OG GAS AS


                                      AND


                               THAI ROMO LIMITED



                        --------------------------------

                           MAERSK OIL (THAILAND) LTD.
                              SHARE SALE AGREEMENT

                        --------------------------------

                                     INDEX

ARTICLE 1 -  INTERPRETATION ............................................       4

ARTICLE 2 -  AGREEMENT FOR SALE ........................................       4

ARTICLE 3 -  CONDITIONS PRECEDENT AND TERMINATION ......................       5

ARTICLE 4 -  COMPLETION ................................................       6

ARTICLE 5 -  OPERATION OF THE BUSINESS .................................       8

ARTICLE 6 -  WARRANTIES ................................................       9

ARTICLE 7 -  CONFIDENTIALITY ...........................................      12

ARTICLE 8 -  GUARANTEES ................................................      12

ARTICLE 9 -  GENERAL PROVISIONS ........................................      13

ARTICLE 10 - NOTICES ...................................................      13

ARTICLE 11 - PROPER CONDUCT ............................................      14

ARTICLE 12 - PROPER LAW AND JURISDICTION ...............................      14


EXHIBIT A - LETTER TO EMPLOYEES OF MAERSK OIL (THAILAND) LTD.


FIRST SCHEDULE - LIST OF SHAREHOLDERS AND DIRECTORS

SECOND SCHEDULE - WARRANTIES BY VENDOR

                              SHARE SALE AGREEMENT

THIS AGREEMENT is made the 13th day of January, 1997

BETWEEN:

(1) MAERSK OLIE OG GAS AS of 50, Esplanaden, DK-1263 Copenhagen K, Denmark ("Vendor")

AND:

(2) Thai Romo Limited of 19th Floor, B.B. Building, Asoke Road, Sukhumvit 21, Bangkok 10110, Thailand ("Purchaser")

WHEREAS:

A. Maersk Oil (Thailand) Ltd. whose registered office is situated at 54 B.B. Building, 19th Floor, Asoke Road, Sukhumvit 21, Kwang Klongtoey Nua, Khet Klongtoey, 10110 Bangkok, Thailand ("Company") is incorporated in Thailand as a private company limited by shares under Registration No. 4245/2534.

B. The issued share capital of Company comprises Baht 110,000,000 (One Hundred and Ten Million Baht) divided into 110,000 (One Hundred and Ten Thousand) shares of Baht 1,000 (One Thousand Baht) each fully paid and registered in the name of Vendor and its nominees, as set out in the First Schedule hereto.

C. The persons whose names are set out in the First Schedule hereto are the only directors of Company.

D. Vendor has agreed to sell and transfer 46.34146% of the issued share capital of Company, i.e. 50,976 shares (the "Sale Shares") to Purchaser and/or its nominees on the terms and conditions of this agreement.

E. Simultaneously with entering into this agreement Vendor is entering into similar agreements with Thaipo Limited and Palang Sophon Limited concerning Vendor's sale of respectively 50,976 and 8,048 shares of Maersk Oil (Thailand) Ltd. (Purchaser, Thaipo Limited and Palang Sophon Limited hereinafter jointly referred to as "The Purchaser Group").

F. The business of Company is the exploration and production in the petroleum concession of Block B8/32 in the Gulf of Thailand together with its joint venturers Thaipo Limited, Thai Romo Limited and Palang Sophon Limited ("the Joint Venturers") pursuant to concession numbered 1/2534/36 awarded by the Thai Ministry of Industry on August 1, 1991, as amended on March 6, 1992 and September 4, 1995 ("The Concession"). Company and the Joint Venturers have established their relationship between themselves by a joint operating agreement dated April 25, May 18 and 28 and June 27, 1991 as amended on March 2, 1995 ("the Joint Operating Agreement").

WHEREBY IT IS AGREED as follows:

ARTICLE 1 - INTERPRETATION

1.1 Headings throughout this agreement have been inserted for ease of reference only.

1.2      In this agreement:

         "Business Day" means a day (other than a Saturday, a Sunday and any other public holiday) on which banks are open for business in Copenhagen, the United States of America and Bangkok;

         "Completion" means performance and execution by Vendor of all acts, matters, things and instruments needed to be done to transfer the Sale Shares to Purchaser and its nominees;

         "Intellectual Property Right" means any patent, trade mark, service mark, registered design, trade or business name, licence, copyright, right to manufacture or use hardware, software or related programs or documentation, invention, utility model, trade secret, proprietary process or formula, application for patent, trade mark, service mark or registered design, right in respect of industrial or intellectual property or knowledge the product of research or development;

         "Proprietary Information" means information, formulae, data, know-how, drawings, confidential and other reports, improvements, inventions, techniques, processes, designs, analyses and strategies relating to or developed or resulting from the business, accounts, financial affairs, contractual arrangements or other transactions or dealings of Company;

         "Taxation" means rates, taxes, charges, levies, assessments, outgoings and impositions of every kind whether parliamentary, municipal or otherwise assessed, levied, charged or imposed or liable to be assessed, levied, charged or imposed against or upon Company, whether upon the income, turnover, profits, individual transactions or otherwise, in any part of the world whether of a capital, revenue or other nature or of a novel kind.

ARTICLE 2 - AGREEMENT FOR SALE

2.1.1 Subject as hereinafter provided Vendor as beneficial owner shall sell and transfer the Sale Shares to Purchaser free from all mortgages, pledges, charges, liens, options, encumbrances and claims and with all rights and benefits attaching thereto subject to the terms and conditions of the Concession and the Joint Operating Agreement and Purchaser in reliance on the Warranties (as hereinafter defined) in this agreement shall purchase them for the total consideration of

                  i) twenty two million twelve thousand three hundred sixty four US dollars (US$ 22,012,364) and

                  ii) 50,976/110,000 of the net current asset value as shown in
                      Thai Baht on the balance sheet of Company as at December 31, 1995 corresponding to ten million nine hundred thousand US dollars (US$ 10,900,000), i.e. five million fifty one thousand two hundred fifty eight US dollars (US$ 5,051,258)

         totaling twenty seven million sixty three thousand six hundred twenty two US dollars (US$27,063,622) (hereinafter referred to as the "Consideration") representing an equal amount in respect of each of the Sale Shares and payable in full by bank transfer on Completion.

2.1.2 On December 18, 1996 Den Danske Bank (the "Bank") has provided Company with an overdraft facility of USD 1 million (the "Facility"). Vendor shall procure that any and all amounts drawn under the Facility and any and all amounts drawn under other necessary facilities provided by the Bank after the date hereof (together the "Overdraft Amounts") be repaid to the Bank at Completion and an amount in cash (the "Additional Payment") equivalent to 46.34146% of the Overdraft Amounts shall be reimbursed by Purchaser to Vendor at the time of payment of the Consideration as per Article 4.5.

2.1.3 The consideration provided for in Articles 2.1.1 (ii) and 2.1.2 above is subject to audit by Purchaser within 14 days of Completion and Vendor undertakes to provide to Purchaser at Completion copies of all accounts, documents and other materials necessary to enable the audit to be undertaken. Following completion of the audit Purchaser will submit to Vendor a statement ("the Audit Statement") which either confirms that the audit has verified the said consideration or that the said consideration does not reflect the correct position as stated in each of the respective Articles.

         In the event that the audit reveals either an underpayment or overpayment of the consideration as provided in either of said Articles then Purchaser or Vendor (as the case may be) will pay to the other Party an amount equal to the said underpayment or overpayment within 14 days of the date of the Audit Statement.

         In the event of a bona fide dispute as to the amount payable under the Audit Statement which the Parties are unable to resolve by mutual agreement then either Party may be at liberty to submit the dispute to the relevant English Court for determination.

2.2 Vendor and Purchaser shall bear their own respective fees and expenses and Taxation incurred in connection with the transactions contemplated by this agreement, it being acknowledged that any liability for stamp or share duty payable on the transfer of the Sale Shares shall be for the account of Purchaser.

ARTICLE 3 - CONDITIONS PRECEDENT AND TERMINATION

3.1 Completion of this agreement is conditional upon all relevant unconditional governmental and regulatory consents of the Government of Thailand and its departments and agencies to the transfer of the Sale Shares having first been obtained.

3.2 The Parties shall use reasonable endeavours to procure the fulfilment of the above condition precedent as aforesaid as soon as practicable.

3.3      In the absence of fulfilment of the said condition precedent by five
         (5) months from signature date either Party (being not then in breach of this agreement) may terminate this agreement by notice in writing to the other Party at any time thereafter, in which case neither Party shall be liable in any way to the other Party.

ARTICLE 4 - COMPLETION

4.1 Completion shall take place in Copenhagen within ten (10) Business Days after the date on which the condition precedent to Completion set out in Article 3.1 has been satisfied. Completion shall take place simultaneously with completion of Share Sales Agreements entered into between on the one side Vendor and on the other side Thaipo Limited and Palang Sophon Limited, respectively.

4.2 At Completion Vendor shall deliver to Purchaser in such form or to such effect as Purchaser may reasonably require:

         a) duly executed transfers of the Sale Shares in favour of Purchaser or its nominees;

         b)   all share certificates in respect of the Sale Shares;

         c) the certificate of incorporation and any memorandum and articles of association, all Shareholder and Board resolutions as well as VAT registration of Company;

         d) a direction in writing to each banker of Company signed by the person(s) for the time being authorised or required to sign the same specifying such persons as The Purchaser Group may nominate as the only persons thereafter entitled to operate the bank accounts of Company and cancelling all other prior authorities relating to operation thereof;

         e) such resignations in writing from office of the directors and other officers (if any) of Company as The Purchaser Group may require;

         f) the resignation in writing from office of the auditors of Company;

         g) a written acknowledgement from each person resigning from office as aforesaid that he has no claim of whatsoever nature whether present or contingent and whether for payment of money or otherwise against or upon Company for loss of office, employment or emolument or on loan account or arising out of any other act, matter or thing;

         h)   all common and duplicate seals of Company;

         i) all mortgages, pledges, charges, leases, agreements, title deeds and documents, licences, indicia of title, cheque books, books of account, vouchers, copies of taxation returns and assessments, copies of companies office returns, copies of minutes of all shareholders' meeting and board of directors' meetings in Company and notifications and all other records, papers, books, stationary, documents and other chattels and property of Company, it being understood and agreed that Vendor shall arrange for the termination of any and all insurances pertaining to Company with effect from Completion;

         j) all current certificates, licences and authorities for the time being held in connection with the status, maintenance and advancement of the business and undertakings and assets of Company; and

         k) an agreement between Vendor and Company terminating the Service Contract No. TH 2605 dated April 23, 1991 and confirming that all liabilities and obligations thereunder have been fulfilled.

4.3 As soon as practicable after Completion Vendor and The Purchaser Group shall procure the holding of such meetings of shareholders, directors and members of Company as may be necessary to adopt irrevocable special and ordinary resolutions required by Company's Articles of Association and the Civil and Commercial Code, Thailand, to transact the following matters:

         a) approving the transfers of the Sale Shares to Purchaser and/or its nominees for registration in the Share Register Book of Company and notifying the Commercial Registration Department, Ministry of Commerce, Thailand;

         b) approving with immediate effect the appointment to the office of such persons as The Purchaser Group may nominate to be the directors of Company and arrange for registration of the appointment immediately after the appointment is approved;

         c) accepting (with effect immediately after the aforementioned appointments) the aforementioned resignations from office of the directors of Company;

         d)   approving the aforementioned directions to each banker of Company;

         e) approving the issue of share certificates evidencing Purchaser and its nominees to be the registered holder of the Sale Shares;

         f) changing the address of the registered office of Company to such address as The Purchaser Group may nominate, and

         g) changing the name of Company to such name advised by The Purchaser Group and adopting a new seal of Company. Purchaser acknowledges that neither the name of MAERSK nor any other name utilising the MAERSK name or MAERSK logo, nor the MAERSK logo, may be used by Purchaser.

         h) approving the termination of the employment contracts of such employees of Company as Vendor and The Purchaser Group may agree, it being assumed that none of Company's expatriate personnel, i.e. employees stationed from Vendor's offices in Denmark, shall remain as employees of the Company at Completion.

4.4 At or before Completion, Vendor and The Purchaser Group shall procure the following:

         a) the consent in writing of the Board of Directors of Company to appointment of all persons nominated by The Purchaser Group for appointment to office as directors of Company;

         b) the holding of such meetings of shareholders, directors and members of Company as may be necessary to adopt irrevocable special and ordinary resolutions required by Company's Articles of Association and the Civil and Commercial Code, Thailand, approving the purchase of the Sale Shares, the execution of this agreement, and the transactions contemplated herein.

         c) the proper recording of the share transfers and details of the shares and transferees into the Company's Share Register Book.

4.5 On Completion and against performance of the preceding provisions of this Article Purchaser shall pay the Consideration and, if applicable, the Additional Payment to Vendor by bank transfer;

4.6 As soon as practicable after Completion The Purchaser Group shall cause all relevant authorities to be notified in the manner prescribed by law of the resignations and appointments of directors, secretaries, auditors and other officers, change of name and change of address of the registered office of Company and all other matters arising out of this agreement.

4.7 With effect from Completion and pending registration of the transfers of the Sale Shares Vendor irrevocably nominates, constitutes and appoints Purchaser its proxy and attorney for the purpose of exercising all rights, powers, authorities and descriptions attaching to or arising out of the beneficial ownership of the Sale Shares in such manner as Purchaser may think fit.

ARTICLE 5 - OPERATION OF THE BUSINESS

Between the date hereof and Completion Vendor shall:

         (a) give to Purchaser and its duly authorised representatives necessary access to the premises and assets of Company and to all books, records, accounts, and documents of whatsoever kind of or controlled or used by Company (including without prejudice to the generality of the foregoing computer programs, and appropriate entry codes and passwords) and be permitted to take copies thereof, and that the directors and employees of Company shall be instructed to give such information and explanations to Purchaser and/or any such persons as may be requested provided that Purchaser shall treat such information as strictly confidential until Completion and, if Completion shall not take place, thereafter;

         (b) procure that such person as Purchaser may from time to time nominate shall be given and shall be entitled to receive the same notices and information as if a director of Company and that such person shall be invited and entitled to attend as an observer (but not as a director or an officer) at all board and management meetings thereof;

         (c) procure that Company shall maintain and carry on its business in the ordinary and usual course and that no act or omission other than in such ordinary and usual course shall be effected without the prior consent in writing of The Purchaser Group;

         (d) consult with The Purchaser Group with regard to Company and co-operate with The Purchaser Group so as to ensure an efficient handover of Company on Completion and use its reasonable endeavours to protect Company for the benefit of The Purchaser Group;

         (e) save as contemplated by this agreement, not amend, novate or supplement any agreement to which Company is party without the consent of The Purchaser Group (such consent not to be unreasonably withheld or delayed)

         (f) in so far as reasonably practicable, reach and give effect to significant management decisions in relation to Company after consultations with The Purchaser Group; and

         (g) not permit Company to sign as a party any contract or any other form of legal obligation without first having obtained The Purchaser prior consent (such consent not to be unreasonably withheld or delayed), except that, having given Purchaser prior notification of same, Company shall be entitled to sign any contract or any other form of legal obligation the value of which to Company and the Joint Venturers together will or is likely to be less than one million United States dollars (US$ 1,000,000) or any contract or any form of legal obligation involving ongoing drilling operations.

         (h) ensure that Company pursues any insurance claim against insurers or assists and cooperates with Purchaser if Purchaser is able to pursue a claim against Company's insurers.

         (i) shall not do or omit to do anything which may materially prejudice or render void or voidable the Company's insurance arrangements.

         (j) procure that Company shall maintain its insurance arrangements and have the interest of Purchaser noted as an additional name insured under such insurance arrangements until Completion.

ARTICLE 6 - WARRANTIES

6.1      Vendor warrants to and in favour of Purchaser as follows:

         a) the execution, delivery and performance of this agreement and of the terms, conditions, covenants, warranties and agreements herein contained on the part of Vendor have been duly authorised and approved so as to constitute valid and binding obligations;

         b) the sale hereby agreed does not give rise to the contravention of or failure to comply with any statute, statutory instrument, regulation, by-law or rule of law for the time being in force to which Vendor or Company is subject;

         c) Vendor has furnished to Purchaser all material information, of which Vendor is aware, regarding the business and financial condition of Company;

         d) all written information material to the subject matter of this agreement given by Vendor or any director, officer, auditor, servant or agent of Vendor or Company or any of Vendor's other subsidiaries to Purchaser in the course of the negotiations leading to this agreement and the statements contained in the recitals and schedules hereto, in particular without limitation, other than the limitation of liability as specified in Article 6.6, the warranties contained in the Second Schedule hereto, are true and accurate in all material respects;

         e)   the warranty set out in Article 11.

6.2 The foregoing warranties set out in Articles 6.1 a)-e) (the "Warranties") shall be deemed to be repeated by Vendor to and in favour of Purchaser on Completion with reference to the facts and circumstances then subsisting PROVIDED THAT if there should between the date of this agreement and the date of Completion occur a breach of any of the warranties Vendor shall disclose such breach to Purchaser and if Purchaser then proceeds to complete the purchase of the Sale Shares it shall be deemed to have waived all its rights to rescind this agreement in relation to that breach or to claim damages in respect of it.

6.3 Vendor acknowledges that Purchaser is entering into this agreement in reliance upon the Warranties and disclosure of information of Vendor herein contained.

6.4 Each of the Warranties contained in Article 6.1 and in the Second Schedule hereto is a separate warranty and independent of each of the other warranties.

6.5      The Purchaser acknowledges and agrees that:

         (a) the Warranties are the only representations, warranties or other assurances of any kind given by or on behalf of the Vendor and on which the Purchaser may rely in entering into this agreement;

         (b) no other statement, promise or forecast made by or on behalf of the Vendor may form the basis of, or be pleaded in connection with, any claim by the Purchaser under or in connection with this agreement:

         (c) any claim by the Purchaser or any person deriving title from it in connection with the Warranties (a "Warranty Claim") shall be subject to the following provisions of this Article; and

         (d) at the time of entering into this agreement it is not aware of any matter or thing which is inconsistent with the Warranties or constitutes a breach of any of them.

6.6 The liability of the Vendor under or in respect of the Warranties shall be limited as follows:

         (a) there shall be disregarded for all purposes any breach of the Warranties in respect of which the amount of the damages to which the Purchaser would otherwise be entitled is less than US$ 10,000 (and for this purpose a series of individual claims arising from a common matter, act, omission or circumstance shall be treated as one claim);

         (b) the Purchaser shall not be entitled to recover any damages in respect of any breach or breaches of the Warranties unless and until the aggregate liability of the Vendor in respect of all Warranty Claims exceeds in aggregate the sum of US$ 50,000;

         (c) the maximum aggregate liability of the Vendor in respect of all and any Warranty Claims shall not exceed USD 9.3 million;

         (d) notwithstanding any other provision of this agreement Vendor shall under no circumstances be liable to Purchaser for any special, consequential or indirect damages or loss of profit or turnover.

6.7      The Purchaser shall not be entitled to make any Warranty Claim:

         (a) to the extent that sufficient provision or allowance for the matter or liability which would otherwise give rise to the claim in question has been made in Company's last audited accounts;

         (b) if the claim would not have arisen but for a change in legislation made after the date of this agreement (whether relating to taxation, rates of taxation or otherwise) or the withdrawal of any extra-statutory concession previously made by any taxing authority (whether or not the change purports to be effective retrospectively in whole or part).

6.8 If the Purchaser or the Company becomes aware of a matter which could give rise to a Warranty Claim the Purchaser shall give notice of the relevant facts to the Vendor as soon as reasonably practicable and in any event within 30 days of the Purchaser becoming aware of those facts and if the Warranty Claim in question is as a result of or in connection with a liability or alleged liability to an employee or to a third party:

         (a) the Purchaser shall procure the Company to take such action to avoid, dispute, resist, appeal, compromise or contest the liability as may be reasonably requested by the Vendor; and

         (b) subject to being indemnified to its reasonable satisfaction against all costs and disbursements of and in relation to any legal proceedings which may be instituted at the request of the Vendor in respect of such claim or matter, shall not (and shall procure that the Company shall not) pay, accept or compromise any such claim without giving the Vendor a reasonable opportunity to resist them.

6.9 The Vendor shall cease to have any liability under or in respect of the Warranties:

         (a) six years from the date of Completion of this agreement in respect of the Warranties relating to taxation; and

         (b)  two years from that date in respect of any other Warranties.

6.10 Without prejudice to the Purchaser's duty to mitigate any loss in respect of any breach of the Warranties, if in respect of any matter which would otherwise give rise to breach of the Warranties the Company is entitled to claim under any policy of insurance, the amount of insurance monies which the Company receives from the insurer shall reduce pro tanto or extinguish the claim for breach of the Warranties in relation to any such matter.

ARTICLE 7 - CONFIDENTIALITY

7.1 Except the necessary disclosures to the Thai authorities, pending Completion neither Party hereto shall disclose the contents or import of this agreement or make any announcement or statement concerning the sale and purchase hereby agreed to any person (except the legal representative of a Party hereto or as required by law or any stock exchange) without the previous consent in writing of the other Party hereto.

7.2 Pending Completion and thereafter Vendor shall not directly or indirectly in any part of the world use or attempt to use any Proprietary Information in any manner which will or may cause loss or damage whether direct or indirect to the business or financial affairs of Company except with the previous consent in writing of Purchaser.

7.3 The provisions of this Article shall continue to apply after Completion without limit in time or place but shall cease to apply to any specific item of Proprietary Information immediately upon the same becoming known generally by persons, other than Vendor or its affiliated or associated companies, involved in any business similar to that of Company or disclosed in a publication by Company or by any other person or persons otherwise than in contravention of the provisions of this Article.

ARTICLE 8 - GUARANTEES

8.1 Purchaser shall use all reasonable endeavours to procure the release of the guarantee by Vendor to the Thai Department of Mineral Resources date May 24, 1991.

8.2 At Completion Purchaser shall release Vendor of the guarantee by Vendor to Purchaser pursuant to Article 23 of the JOA.

8.3      Pending release of the guarantees mentioned under Article 8.1 and
         Article 8.2 above Purchaser shall indemnify and keep indemnified Vendor against all losses, claims, demands, damages, costs and expenses arising in relation to an event occurring after Completion and prior to such release, which Vendor may incur or suffer under or pursuant to such guarantees and under or pursuant to Article 15.3 of the Joint Operating Agreement.

ARTICLE 9 - GENERAL PROVISIONS

9.1 Purchaser acknowledges and agrees that it has not relied on any covenant, undertaking, representation or warranty given or made by or on behalf of Vendor in entering into this agreement which is not contained or referred to in this agreement and that the provisions of this agreement represent the whole of the agreement between the parties.

9.2 According to the Concession, Company is operator for Block B8/32 excluding the Tantawan sub-area as defined in the Concession.

         There are no provisions in the Joint Operating Agreement for removal of operator or obligation for operator to resign as operator due to the transfer of beneficial ownership of the shares of Company.

         Should, however, the Government of the Kingdom of Thailand, including the Ministry of Industry or any of its departments or agencies, for whatever reason before or after Completion, require that Company resign its operatorship (whether or not pursuant to a provision of law or of any contract) or assert that Company should resign its operatorship, Vendor shall have no liability whatsoever as a result and Purchaser shall not be entitled to make any claim for breach or alleged breach of any warranty or representation made in this agreement, provided that Vendor shall use its reasonable endeavours to procure that the said Government agrees to Company's remaining as Operator. In the event that any other party without due cause asserts that Company should resign its operatorship Vendor shall have no liability whatsoever as a result. Furthermore, this agreement shall not be capable of being rescinded as a result and the terms of this agreement shall remain unaffected by any such requirement or assertion.

9.3 The rights and benefits conferred by this agreement on any Party hereto are personal to that Party and may not be assigned or transferred by that Party except as herein provided or with the previous consent in writing of the other Party hereby.

9.4 In case any provision of this agreement is found to be invalid, illegal or unenforceable for whatsoever reason then to the extent only of such invalidity, illegality or unenforceability such provision shall be deemed to be severed from this agreement and the remaining provisions of this agreement shall continue in full force and effect unimpaired by such severance. In such event the Parties shall negotiate, in good faith, any adjustments to be made to this agreement with a view to reestablishing the `balance' between the Parties in respect of the provisions affected, however, preserving the existing provisions to the greatest possible extent.

ARTICLE 10 - NOTICES

10.1 Any notice or communication authorised or required to be given under or pursuant to this agreement shall be in writing or some facsimile of writing and addressed to the intended recipient at its address set out in this agreement or as last notified to the Party giving such notice or communication.

10.2     Any notice or communication sent shall be effective on actual receipt.

10.3 Any notice or communication delivered by hand before 4:00 p.m. on a Business Day in the time of the place of delivery shall be deemed to have been received on that Business Day.

10.4 The Parties' addresses and fax numbers for delivery of notices are as follows:

         Vendor:                                     Purchaser:

         Maersk Olie og Gas AS                       Thai Romo Limited
         50, Esplanaden                              19th Floor
         DK-1263 Copenhagen K                        B.B. Building
         Att:  Mr. Anders Wurtzen, Legal Department  Asoke Road
         Telefax:  +45 3363 3878                     Sukhumvit 21
                                                     Bangkok 10110
                                                     Thailand
                                                     Telefax:  +1 713 621 7072


ARTICLE 11 - PROPER CONDUCT

11.1 Vendor undertakes that Company has complied and shall prior to Completion comply with all applicable laws dealing with improper or illegal payment, gifts or gratuities. In any event, Vendor undertakes that Company has not paid and shall not prior to Completion pay, promise to pay or authorise the payment of any money or anything of value, directly or indirectly to any person (whether a governmental official or private individual) for the purpose of illegally or improperly inducing any official or political party or official thereof in obtaining or retaining business. Furthermore, Vendor undertakes that Company has not taken and will not prior to Completion take any action, or fail to take any action, which act or failure to act would subject Company or the holder of the Sale Shares to liability under the laws of its country or domicile dealing with improper payments as described in this subsection. Any breach of this obligation shall be a material breach of this agreement and shall entitle Purchaser to terminate this agreement.

11.2 Purchaser warrants and represents to Vendor, and Vendor in relation to itself and Company warrants and represents to Purchaser, that prior to the execution of this agreement it has not taken any action, or failed to take any other action, with respect to the transaction contemplated herein which act or failure to act would have violated Article 11.1.

ARTICLE 12 - PROPER LAW AND JURISDICTION

12.1 This instrument shall be governed and construed in accordance with English law.

12.2 The parties hereto shall submit to the jurisdiction of the English Courts in respect of all disputes arising out of this agreement.

AS WITNESS the parties have signed this agreement.


SIGNED by
Maersk Olie og Gas AS

acting by:             /s/  N. Fjeldgaard
                  ------------------------------------
title
                  ------------------------------------


SIGNED by
Thai Romo Limited

acting by:             /s/  Patrick R. Rutherford
                  ------------------------------------
title:                 Director
                  ------------------------------------


Being a part of The Purchaser Group Thaipo Limited hereby agrees to Articles 4,5 and 12 of this agreement:


acting by:             /s/  R. Phil Laney
                  ------------------------------------
title:                 Director
                  ------------------------------------


Being a part of The Purchaser Group Palang Sophon Limited hereby agrees to Articles 4, 5 and 12 of this agreement:


acting by:         /s/ Chote Sophonpanich   /s/ Charn Sophonpanich
                  ------------------------------------------------
title:
                  ------------------------------------------------

FIRST SCHEDULE - LIST OF SHAREHOLDERS AND DIRECTORS


LIST OF SHAREHOLDERS:

         o     Maersk Olie og Gas AS                 109.994           shares
         o     Mr. Kjeld Fjeldgaard                  1                 share
         o     Mr. Anders Wurtzen                    1                 share
         o     Mr. Jorgen Rahbek Liboriussen         1                 share
         o     Mr. Flemming Edvard Ipsen             1                 share
         o     Mr. Jan Al-Erhayem                    1                 share
         o     Mr. Henrik Jakobsen                   1                 share


LIST OF DIRECTORS

         o     Mr. Ib Kruse
         o     Mr. Kjeld Fjeldgaard
         o     Mr. Jan Al-Erhayem
         o     Mr. Jorgen Rahbek Liboriussen
         o     Mr. Anders Nielsen
         o     Ms. Ubolratana Sitakalin

SECOND SCHEDULE - WARRANTIES BY VENDOR

                                PART 1 - GENERAL

A        Information

(1) All information given by Vendor to Purchaser is at the date hereof true, complete and accurate in all respects.

(2) There is no fact or matter directly affecting Company which has not been disclosed to Purchaser disclosure of which might render any of the information referred to above misleading or inaccurate.

B        Validity of this Agreement

         The signature, execution and performance of this agreement by Vendor and (where appropriate) Company have been duly authorised by all necessary action of Vendor and Company and when signed shall constitute valid and binding obligations of Vendor and (where appropriate) Company.

C        Title to Shares

(1) The Sale Shares constitute 46.34146% of the whole of the issued and allotted share capital of Company.

(2) All the issued shares of Company are fully paid up and Company has not exercised or purported to exercise or claimed any lien over any of its issued shares.

(3) There is no option, right to acquire, mortgage, charge, pledge, lien or other form of security or encumbrance or any equity on, over or affecting the Sale Shares or any of them; and no claim has been made by any person to be entitled to any of the foregoing

(4) Vendor is entitled to sell and transfer or renounce (as the case may be) the full legal and beneficial ownership in the Sale Shares, to or in favour of Purchaser.

                               PART II - ACCOUNTS

D        General

(1) The audited financial statements of Company for the year to 31 December 1995 ("the Accounts") (true copies whereof have been supplied to Purchaser) have been prepared in accordance with the historic cost basis and with good and generally accepted accounting practice are true, complete and accurate in all respects, set out accurately and correctly the assets and liabilities of Company as at 31st December 1995 ("the Accounts Date"), and show a true and fair view of the state of affairs and the financial position of Company as at and for the financial period ending on the Accounts Date and of the profits and losses of Company for the period ended on the Accounts Date. Without prejudice, and solely for Purchaser's information, Purchaser has received a copy of actual and estimated spending for the period January 1, 1996 through April 30, 1996 estimates of spending for the period May 1, 1996 through December 31, 1996, and a draft Financial Statement for the period January 1, 1996 through November 30, 1996 of Company.

(2)      Without prejudice to the generality of the foregoing, in the Accounts:

                  2.01 depreciation of the fixed assets of Company has been made at a rate sufficient to write down the value of such assets to nil not later than the end of their useful working lives and no fixed asset has attributed to it a value exceeding the current market value thereof at the Accounts Date;


                  2.02 proper provision or reserve has been made for all liabilities and obligations (actual contingent or disputed) and all capital and burdensome commitments; and

                  2.03 full provision or reserve has been made for all Taxation assessed or liable to be assessed on Company or for which Company is or may be accountable in respect of profits, gains or income arising or accruing or transactions effected down to the Accounts Date and dividends and other distributions made down to date or provided for in the Accounts.

E        Consistency of Preparation; Extraordinary Items

(1) The bases and policies of accounting of Company adopted for the purpose of preparing the Accounts are the same as those adopted for the purpose of preparing the audited accounts of Company for the three last preceding accounting periods, and in particular, but without prejudice to the generality of the foregoing, Company's stock in trade and work in progress have been valued on a basis in all material respects consistent with that adopted for the purpose of Company's audited accounts in respect of the beginning and end of each of such periods.

(2) The profits and losses of Company shown by the Accounts and by the audited accounts of Company for the last three preceding accounting periods have not in any material respect been affected by any unusual, exceptional, extraordinary or non-recurring item or by any other matter which has rendered such profits or losses unusually high or low, except as disclosed in said Accounts.

                             PART III - COMMERCIAL

F        Changes

         Since the Accounts Date:

                  (i) Company has carried on its business in the ordinary and usual course and under its own name and has not in any way used or carried on business under any name other than its corporate name;

                  (ii) there has been no change in the financial, contractual or trading position of Company or in the nature or scope of its business; and in particular, but without prejudice to the generality of the foregoing, so far as Vendor is aware the business of Company has not been materially adversely affected by any unusual, exceptional, extraordinary or non-recurring item or by any unusual actual or threatened liability or by any material reduction in value of any of its assets;

                  (iii) except as stated in Exhibit A, no change has been made in the basis of remuneration of the agents, distributors, directors, officers and employees of Company; and no agent, distributor, director, officer or employee has given notice or is under notice of dismissal or has ceased or is to cease to be employed by or under contract to Company in circumstances in which he could claim damages or compensation in respect of such cessation; and

                  (iv) no adverse change has occurred in the assets or liabilities (including contingent liabilities) of Company from the state of affairs shown in the Accounts; and Company has not entered into or assumed any contract, obligation, commitment or liability other than in the normal and proper course of business.

G        Legislation; Illegal Acts

(1) Company is not and has not been party to any agreement or arrangement or activity (and there is and has been no event or circumstance including entry into or the performance of this agreement) which is or might be in breach or contravention of, or registrable or would or might require the giving of any notice under law.

(2) Neither Company nor any of its directors or employees has committed any criminal, illegal or unlawful act or any breach of contract or any tortious act which might result in prosecution or a claim for damages or for an injunction or for other relief being made against Company.

H        Licenses

         Subject to Article 9.2, all necessary requirements, permissions, consents and permits, whether statutory, municipal or otherwise relating or applicable to or required by or for Company, its directors, officers and employees, the ownership or use of its assets, and the due operation of its business have been duly obtained, are valid and subsisting, are not subject to any unusual or onerous conditions and have been and are being at all times complied with; Company has not done or omitted to do anything whereby any of the foregoing has ceased or might cease to be valid or has or might become liable to be amended, revoked, forfeited or withdrawn, and there are no circumstances (including, without limitation, the sale and purchase of the Sale Shares as proposed herein) which will or, so far as Vendor is aware, are likely to lead to any of the foregoing being amended, revoked, forfeited or withdrawn.

I        Litigation

(1) Neither Company nor (in relation to any matter for which Company may be liable) any person is involved in any civil or criminal litigation, arbitration, tribunal, enquiry or other proceedings before any adjudicating body of any jurisdiction (including proceedings before the general or special commissioners for the purposes of any statute relating to Taxation); no such litigation, arbitration, tribunal, enquiry or other proceedings is or are pending or being threatened by or against Company or (in relation to any such matter) any such person, and there are, so far as Vendor is aware, no circumstances likely to lead to any such litigation, arbitration, tribunal, enquiry or proceedings.

(2) No director, officer or employee of Company has been convicted of or is in criminal proceedings charged with and not acquitted of any criminal offence (other than traffic offenses the subject of a fixed penalty fine) which might result in prosecution or a claim for damages or for an injunction or for other relief being made against the Company.

(3) No governmental or official investigation or inquiry concerning Company or any person or matter relating to the business of Company is in progress or threatened and there are, so far as Vendor is aware, no circumstances which are likely to give rise to any such proceedings, investigation or inquiry.

J        Bank Accounts

         Latest available statements of the accounts (whether current, deposit, escrow or other accounts) of Company with banks and other financial institutions (which were true, complete and accurate at the time of submittal to Purchaser) have been supplied to Purchaser and Company (whether for itself or jointly with or on trust for others) has no other such account (whether in credit or overdrawn) not included in such statements.

K        Keeping of Books

(1) All the books, records, journals, ledgers, accounts, and other documents of Company (including, but without prejudice to the generality of the foregoing, all invoices and other records and documents required to be kept by law or regulation) are up to date, have been completed and are a true and complete record of all transactions of Company and prove the title of Company to its property assets and business; and all such documents (duly stamped where appropriate) are now and will at and after Completion be in the possession of Company.

L        Indebtedness

         Apart from debts arising under the normal operation of the Service Agreement, there is no indebtedness to or from Company from or to Vendor, any associated company or affiliate of Vendor or any of the employees, officers and directors of Company, Vendor or any associated company or affiliate of Vendor.

                             PART IV - CONTRACTUAL

M        Validity

(1) Neither Company nor (to the best of Vendor's knowledge and belief in any respect which would or might affect Company) any third party is in breach of any contract or arrangement or any duty at law or under any statute regulation or code of practice or conduct which is material to Company's business.

(2) Company and (to the best of Vendor's knowledge and belief in any respect which would or might affect Company) every other person party thereto is fully able to perform all contracts and arrangements to which Company is party without any adverse effect on Company.

N        Loans, Financial Affairs

(1) Company is not a party to or under any liability in respect of any capital commitments undertaken, loans advanced or borrowed acceptances or acceptance credits, guarantees, indemnities, mortgages, charges, liens, encumbrances, debentures or other surety or security arrangements or unusual or abnormal liabilities undertaken, nor is it or any of its officers or employees contemplating or in the course of negotiating any of the foregoing; neither Company nor any third party is in default in respect of any of the foregoing.

         Notwithstanding the above Company has obtained an overdraft facility with Den Danske Bank, Copenhagen of US dollars 1 (one) million. It is expected that Den Danske Bank will not extend said overdraft facility beyond Vendor's and Purchaser's signing this agreement.

O        Outstanding Authorities

(1) Company has not created or given or permitted to subsist any agency or power of attorney or other authority (express, implied or ostensible) which is still outstanding or effective to any person to enter into any contract or commitment or do anything on its behalf.

                               PART V - CORPORATE

P        Corporate Books and Returns, Corporate Standing

(1) The register of members of Company contains true, complete and accurate records of the members of Company at the date hereof and at all times previously, and all other statutory registers of Company are and have at all times been up to date, correct and accurate.

(2) The copies of the Memorandum and Articles of Association of Company which have been produced to Purchaser are accurate and complete in all respects as at the date hereof and fully set out all rights attaching to the share capital of Company.

(3) All returns, particulars, resolutions and other documents required to be filed with or delivered in respect of Company have been duly and promptly filed or delivered.

Q        Insolvency

(1)      There has not been and there is not in respect of Company:

         1.01 any order made, petition presented or resolution passed for its winding up; or

         1.02 any distress, execution or other process levied on the whole or any part of its undertaking or assets; or

         1.03 any receiver or other encumbrancer appointed or any likelihood of any such appointment over the whole or any part of its undertaking or assets; or

         1.04 any unfulfilled or unsatisfied judgment or court order outstanding or any delay by Company in the payment of any obligation due for payment.

R        Distributions and Share Capital

(1) Company has not at any time repaid or redeemed or agreed or proposed to repay or redeem any share, stock, debenture stock, note, bond or other security or otherwise reduced or agreed to reduce its share or loan capital save in accordance with the terms of issue thereof.

(2) Company has not capitalised or agreed or resolved to capitalise any profits or reserves; nor advanced or received any loan or issued any share, stock, debenture, debenture stock, note, bond or other security so that the advance or receipt or the issue thereof or the interest thereon falls to be treated as a distribution; nor made any other distribution (whether of income or capital) except dividends shown in its audited accounts.

                                PART VI - ASSETS

S        General

(1) True, complete and accurate particulars (including, without prejudice to the generality of the foregoing, particulars of payments made and to be made) of all contracts of lease, hire purchase, hire, conditional sale and similar contracts to which Company is party and of the assets to which such contracts relate, have been disclosed to Purchaser; there has been no default, breach of or non-compliance with any of the terms of any such contract by Company or by any other party thereto, and Company has not given or received notice whereby any such contract may terminate other than upon the date and in the circumstances appearing in such contract.

T        Intellectual Property Rights

(1) Company has no Intellectual Property Rights and no royalty or fee is payable by Company to any person in respect of the enjoyment, use, commercialisation of any Intellectual Property Right.

                              PART VII - TAXATION

U        Returns, Payments etc.

(1) Company has duly and punctually made all returns and given or delivered all notices, accounts, computations and information which ought to have been made for the purposes of Taxation and all such returns, notices, accounts and information supplied to the relevant tax authorities in Thailand, Denmark or elsewhere for any such purpose are complete and accurate and have been made on a proper and consistent basis and there is no dispute in any material respect or question with such authorities and there is no fact or circumstance which might be the occasion of any such dispute or of any claim for Taxation.

(2) Company has duly and punctually paid all tax which it has become liable to pay and is under no liability to pay any penalty or interest in connection with any claim for Taxation and specifically there are no sums due or payable in respect of Taxation directly resulting from the disposal of part of the area of the Concession covering the Tantawan field.

V        Deduction of Tax

(1) All payments made by Company required to be or which ought to have been made under deduction or withholding of Taxation have been so made and any sums required to be accounted for have been accounted for to the relevant authority.

                              PART VII - EMPLOYEES

W        Employment Contracts and Pension Schemes

(1) True, complete and accurate details of the terms of employment of all directors, officers, and employees of Company (including, but without prejudice to the generality of the foregoing, details of their length of service) including relevant service with previous employers, status, salary benefits and other prerequisites have been disclosed to Vendor.

(2) There are not in existence any contracts of employment with directors or employees of Company which cannot be terminated by three months' notice or less without giving rise to any claim for damages or compensation (other than any claim arising under statute) and Company is not under any obligations to increase the remuneration payable to any employee or to give any bonus incentive or perquisite or to make any payment or provide any benefit under any option incentive or profit sharing scheme.

(3) Company has complied with all applicable laws in Thailand and elsewhere in relation to the deduction of amounts representing tax, pension contributions or employee benefits or instalments of tax from salary and wages, interest, dividends and other payments of whatsoever kind made to employees, creditors, and shareholders of Company and other persons and remittance of the same taxation and other revenue authorities.

(4) All applicable laws relating to the employment, dismissal, redundancy, remuneration, health and safety of employees have been complied with by Company.

(5) Except as stated in Exhibit A no director's fee, bonus, profit share, commission or other remuneration or emolument other than salary or wages (whether discretionary or otherwise) has been paid or become payable to any director or employee of Company since the date to which the Accounts were prepared.

(6) The only retirement benefit, pension or other similar scheme or arrangement (whether legally enforceable or otherwise) in operation relating to Company is the Provident Fund Pension Scheme according to which each employee pays 5% of his/her monthly salary and Company pays 10% of the employee's salary into the Provident Fund. Company's monthly payment to the Provident Fund is approximately Thai Baht 15,000.

                            PART IX - THE CONCESSION

X        General

(1) Companys interest in the Concession and the Joint Operating Agreement, as legal and beneficial owner, is thirty one and two thirds percent (31 2/3%).

(2) Subject to the Concession the Company's interest in the Concession is free from any mortgage, charge (whether fixed or floating), pledge, lien, equity or other encumbrance and from all overriding interests, royalties, deferred payments, net profit interests, carried interests, production payment, and or other burden, equity or third party rights whatsoever and there is no agreement or commitment to give or create any of the same.

(3) Company has not committed any breach of and is not in default under either of the Concession or the Joint Operating Agreement, and has not received notice (nor is it aware) that any of the parties to the Concession or the Joint Operating Agreement has committed any breach of, or is in default under the Concession or the Joint Operating Agreement, which breach or default, as the date hereof, is of a material nature and subsisting.

(4) No act or omission of the Company, or, as far as the Company is aware, of any other person, firm or company has occurred which would or might entitle the Government to revoke the Concession and no notice has been given to the Company or, as far as the Company is aware, to any other person, firm or company by the Government of any intention to revoke the Concession and there are no other grounds for rescission, avoidance, revocation, repudiation or termination of the Concession.

(5) The Government has not given notice to Company of any intention to require further works to be conducted (whether in relation to exploration or development), or to call for the submission of or impose a development programme.

(6) Company has kept proper and consistent accounts, books and records of its activities relating to its operations conducted with respect to the Concession and such accounts, books and records are up to date and there has been no change in any practice or policy insofar as such change might affect the valuation of assets or the recording of expenditure or receipts relating to the Concession. All returns relating to the Concession are up to date and there is currently no dispute concerning the same of which Company is aware.

(7) Company is not a party to any litigation, arbitration or administrative proceedings or to any dispute in relation to, and which are likely to prejudice or endanger in any manner, the Concession and Company is not aware that any such litigation, arbitration or administrative proceedings are threatened or pending either by or against Company and there are no facts known to Company which are likely so to prejudice or endanger the Concession and, as far as Company is aware, none of the parties to the Concession is involved in or threatened with any litigation, arbitration or administrative proceedings or any dispute in relation to, or which is likely to prejudice or endanger in any manner, the Concession.

(8) The Company is not a party to and as far as the Company is aware there is no other agreement, arrangement or undertaking relating to the creation, existence or validity of the Concession.

(9) As far as the Company is aware, no event has occurred which would materially and adversely affect its ability to observe or perform its obligations under this Agreement and the transaction contemplated hereby.

(10) Company has not received any demand, claim or notice which relates to pollution or to environmental damage, and which requires remediation or action with respect to the Concession or any demand or notice with respect to the breach of any pollution or environmental laws applicable to the Concession and as far as the Company is aware there have been no escapes of waste material, hazardous substances or other pollution events other than what is recognised as industry practice and within the pollution or environmental laws applicable to the Concession.

(11) As far as the Company is aware, save as provided in the Concession and legislation applicable to the Concession there are no arrangements which restrict the Purchasers ability to dispose of the assets to be acquired hereunder or the Vendor's share of petroleum won and saved from the Concession.

                                            Bangkok, 21st May 1996

Dear Khun Suradej,

As you have previously been informed, a sale of Maersk Oil (Thailand) Ltd.
(MOTL) is currently being considered. The company in which you are employed may change ownership.

Therefore, in consideration of your choosing to remain an employee of MOTL and your are not giving notice of termination of your employment contract, effective prior to April 1, 1997, you are guaranteed:

         1) a bonus of 10 (ten) months of your base salary, payable not later than in April, 1997 and

         2) employment through December 31, 1996 even in the event that sale of MOTL is effective before that date.

If MOTL gives notice of termination of your employment contract (for any reason other than breach of your employment contract) with effect from January 1, 1997 or later, you will receive the above bonus within one month of the effective date of your termination.

If you give notice of termination of your employment contract with MOTL, with effect from any date prior to April 1, 1997 or if you breach your employment contract and we are thus forced to terminate your employment contract, you will not receive the above bonus nor the salary for the unearned portion of the guaranteed employment period.

Furthermore, if your employment is terminated for any reason other than breach of your employment contract, all other bonuses and benefits to which you are entitled under your employment contract or under the law will remain unaffected.

We do hope that irrespective of the uncertainty created by our sales effort, you will remain an employee of Maersk Oil (Thailand) Ltd., and that our hitherto good cooperation will continue in good faith.


                                On behalf of Maersk Oil (Thailand) Ltd.

                                         /s/     Henrik Jakobsen
                                                 Henrik Jakobsen
                                                 Resident Manager

/s/   Suradej Patanasiri
Accepted by Suradej Patanasiri

21st May, 1996